Via EDGAR (Correspondence)

July 7, 2016

Mr. Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Re:	Viacom Inc. Preliminary Information Statement on Schedule 14C Filed June 17, 2016 File No. 001-32686

Dear Mr. Spirgel:

On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated June 27, 2016 concerning our Preliminary Information Statement on Schedule 14C. References to “we”, “us”, “our” and the “Company” refer to Viacom Inc. For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.

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General Overview of Action, page 3

1.	Please discuss the impact of the Bylaw Amendments on any current negotiations involving the sale of Paramount Pictures Corporation. Discuss the impact of the Bylaw Amendments on the results of operation and financial condition of Paramount. Please discuss the company’s future relationship with Paramount, and its status as an integrated subsidiary of the company, in light of the changes in governance vis-à-vis Paramount and Viacom.

We respectfully note the Staff’s comment. As the Company has publicly disclosed, the Company is exploring opportunities for a significant strategic minority investment in Paramount Pictures, but not a sale of Paramount Pictures. No transaction has been agreed, and any such transaction would be subject to approval of the Viacom Board of Directors; the purported Bylaw Amendments would now require that such approval be unanimous. We have added the following disclosure on page 3 to clarify this point:

“As the Company has previously disclosed, it is exploring opportunities for a significant strategic minority investment in Paramount. Any such transaction would be subject to approval of the Board of Directors. If the June 6 Purported Bylaw Amendments are valid, then any such transaction must be unanimously approved by all of the members of the Board of Directors then in office.”

The Company is not aware of any impact on the results of operation and financial condition of Paramount Pictures, or the Company’s relationship with Paramount, that would arise from the purported Bylaw Amendments. Furthermore, the Company cannot predict the effect of a minority investment in Paramount Pictures until we know that there will, in fact, be such a transaction and what the terms of that transaction are.

Action by Written Consent of Stockholder, page 7

2.	Please discuss the purpose, reasons for, and effect of the final resolution which repeals “any provision of or amendment to the Bylaws adopted by the Board without stockholder approval after September 15, 2011.” If applicable, please also disclose which specific provision(s) or amendment(s) this resolution is seeking to repeal. Please also disclose the temporal effect of this resolution, namely, whether this resolution concerns changes to the company’s bylaws that may be made in the future.

We respectfully note the Staff’s comment. National Amusements has not disclosed to the Company, and the Company is not aware of, National Amusement’s purpose or reasons for including the final resolution in the June 6, 2016 Written Consent. However, the Company confirms that this resolution has no effect because there have not been any Bylaws adopted by the Board without stockholder approval after September 15, 2011. We have modified the disclosures on page 3 to clarify this issue.

The Company does not believe that the referenced resolution has prospective effect (and the Company notes that National Amusements included the same resolution in its June 16, 2016 Written Consent, and so the Company believes that National Amusements has the same understanding).

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In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Michael D. Fricklas

Michael D. Fricklas

Executive Vice President, General Counsel and Secretary

Viacom Inc.

cc:

Philippe P. Dauman, Executive Chairman, President and Chief Executive Officer, Viacom Inc.

Thomas E. Dooley, Senior Executive Vice President and Chief Operating Officer, Viacom Inc.

Stephen T. Giove, Shearman & Sterling LLP

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